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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Davidson, Robert A.		02/01/03
	3801 Old Greenwood (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Arkansas Best Corporation "ABFS"		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Fort Smith, AR 72903 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Pres. & CEO, ABF Freight System (1)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock, par value $0.01 per share		6,500		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Option (Right to Buy)		(2)	01/30/06		Common Stock $0.01 Par	15,000		$6.375		D

	Stock Option (Right to Buy)		(2)	03/24/07		Common Stock $0.01 Par	12,500		$5.125		D

	Stock Option (Right to Buy)		(3)	01/26/09		Common Stock $0.01 Par	6,000		$7.625		D

	Stock Option (Right to Buy)		(4)	04/18/10		Common Stock $0.01 Par	12,000		$13.625		D

	Stock Option (Right to Buy)		(5)	01/17/11		Common Stock $0.01 Par	10,000		$24.375		D

	Stock Option (Right to Buy)		(6)	12/18/11		Common Stock $0.01 Par	4,000		$28.05		D

	Stock Option (Right to Buy)(8)		(7)	01/21/13		Common Stock $0.01 Par	10,000		$24.59		D

	Stock Appreciation Right (8)		(7)	01/21/13		Common Stock $0.01 Par	10,000		$24.59		D

Explanation of Responses:

(1) Full title is President and CEO of ABF Freight System, Inc., a wholly owned subsidiary.

(2) Options are fully vested. (3) - (7) Options are exercisable in five (5) annual installments beginning on footnoted dates: (3) 1/27/00; (4) 01/01/01; (5) 01/18/02; (6) 12/19/02; (7) 01/22/04 - stock option/SAR.

(8) The stock appreciation right (SAR) and the stock option were granted in tandem; accordingly, the exercise of one results in the expiration of the other. SAR is an "Employer SAR" which entitles the Company to determine whether the grant is exercised as a stock option or SAR.

/s/ Robert A. Davidson	02/04/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.